SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                             HEALTH-CHEM CORPORATION
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                  422 174 10 2
                                  ------------
                                 (CUSIP Number)

                   Marvin M. Speiser, Health-Chem Corporation
                    460 Park Avenue, New York, New York 10022
                                 (212) 398-0700
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 25, 1999
                                 ---------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box [ ]

                         (Continued on following pages)

------------------

  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

     CUSIP NO. 422 174 10 2


                                  SCHEDULE 13D
CUSIP NO. 422 174 10 2                           PAGE  2  OF  9  PAGES
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Laura G. Speiser
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
          PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

                                        1,516,593
                              --------------------------------------------------
                              8    SHARED VOTING POWER

   NUMBER OF SHARES                     879,427
 BENEFICIALLY OWNED BY        --------------------------------------------------
 EACH REPORTING PERSON        9    SOLE DISPOSITIVE POWER
         WITH
                                        1,516,593
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        879,427
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,396,020
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [X]
          CERTAIN SHARES*
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               30.86%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

     CUSIP NO. 422 174 10 2


                                  SCHEDULE 13D
CUSIP NO. 422 174 10 2                           PAGE  3  OF  9  PAGES
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Marvin M. Speiser
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                         (b)
--------------------------------------------------------------------------------
     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
          PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

                                        612,763
                              --------------------------------------------------
                              8    SHARED VOTING POWER

   NUMBER OF SHARES                     1,783,257
 BENEFICIALLY OWNED BY        --------------------------------------------------
 EACH REPORTING PERSON        9    SOLE DISPOSITIVE POWER
         WITH
                                        612,763
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        1,783,257
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,396,020
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [X]
          CERTAIN SHARES*
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               30.86%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 422 174 10 2

     This Amendment No. 11 is being filed with the Securities and Exchange Commission (the "Commission") by (i) Marvin M. Speiser and (ii) Laura G. Speiser, in accordance with the requirements of Rule 13d-1 promulgated by the Commission under the Securities Exchange Act of 1934, as amended, to amend and supplement Amendment No. 10 filed by the then trustees under certain trust indentures, Laura G. Speiser and Marvin M. Speiser, and the initial statement on
Schedule 13D and ten amendments thereto relating to the shares of common stock (the "Shares"), par value $.01 per share, of Health-Chem Corporation, a Delaware corporation (the "Company"). (The initial statement on Schedule 13D and the ten amendments thereto are hereinafter referred to collectively as the "Statement.")

     Items 1, 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended and restated pursuant to Rule 13d-2(c).

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of the common stock, par value $.01 per share (the "Shares") of Health-Chem Corporation, a Delaware corporation (the "Company"). The name and address of the principal executive office of the Company is as follows:

     Health-Chem Corporation
     460 Park Avenue
     New York, New York  10022

ITEM 2.   IDENTITY AND BACKGROUND.

     1.   (a)  Laura G. Speiser

          (b)  417 Park Avenue
               New York, New York  10022

          (c)  Artist

          (d) During the past five years, Laura G. Speiser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, Laura G. Speiser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

                                  SCHEDULE 13D

CUSIP NO. 422 174 10 2

               activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  U.S.A.

     2.   (a)  Marvin M. Speiser

          (b)  460 Park Avenue
               New York, New York  10022

          (c) President and Chairman of the Board of Health-Chem Corporation, 460 Park Avenue, New York, New York 10022

          (d) During the past five years, Marvin M. Speiser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, Marvin M. Speiser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  U.S.A.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As described in Item 6 hereof, the consideration used by the Company to acquire the 317,406 Shares from Mr. Speiser consists of the cancellation of a debt owed by Mr. Speiser to the Company. As further consideration, Mr. Speiser waived payment of his first year's retirement benefit payable by the Company commencing January 1, 2000.

ITEM 4.   PURPOSE OF TRANSACTION.

     The sale of Shares by Mr. Speiser described in Item 6 hereof was effected pursuant to the letter agreement dated August 25, 1999 between Mr. Speiser and the Company.

                                  SCHEDULE 13D

CUSIP NO. 422 174 10 2

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate number ("Aggregate Number") of Shares and the percentage of such class beneficially owned by the reporting persons as of the date hereof are 2,396,020 and 30.86%1 respectively. The Aggregate Number includes: (i) 1,516,593 Shares held by Laura G. Speiser, (ii) 512,763 Shares held by Marvin M. Speiser, (iii) 266,664 Shares owned by Lauralei Investors, Inc. ("Lauralei"), and (iv) options granted to Marvin M. Speiser to purchase 100,000 Shares which are currently exercisable or exercisable within 60 days. Laura G. Speiser disclaims beneficial ownership of all Shares other than those referenced in (i) above. The Aggregate Number does not include 85,897 Shares beneficially owned by Robert D. Speiser. Robert D. Speiser is the son of Laura
G. and Marvin M. Speiser. Robert Speiser is not a minor. Robert D. Speiser is a director and Executive Vice President of the Company.

          Lauralei is a New York corporation, the preferred stock of which is owned by Marvin M. Speiser and the common stock of which is owned by Laura G. Speiser. The preferred stock of Lauralei is entitled to designate the majority of Lauralei's directors. Marvin M. Speiser may be deemed to control Lauralei. Lauralei is not engaged in any business, except to hold securities of other entities, and, as of the date hereof, its only substantial asset is the Shares referenced in the preceding paragraph.

          (b) Laura G. Speiser has sole voting and dispositive power over 1,516,593 Shares and shared voting and dispositive power over 879,427 Shares. Marvin M. Speiser has sole voting and dispositive power over 612,763 Shares and shared voting and dispositive power over 1,783,257 Shares.

          (c) Other than the transfers of the Shares described in Item 6, below, neither Laura G. Speiser nor Marvin M. Speiser have effected any transactions in Shares during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In 1994, Mr. Speiser purchased 575,000 Shares from the Company to enable the Company to repurchase a comparable number of Shares from an institution that was proposing to

------------------

     1 Based on 7,665,018 Shares outstanding on August 27, 1999 after giving effect to the transfer of 317,406 Shares to the Company and includes 100,000 Shares issuable upon exercise of currently exercisable stock options.

                                  SCHEDULE 13D

CUSIP NO. 422 174 10 2

sell all Shares then held by it. The Company was prohibited, by the terms of an indenture, from repurchasing the Shares unless the Shares were repurchased out of the proceeds from the concurrent sale of Shares. Mr. Speiser purchased the 575,000 Shares from the proceeds of a bank loan (the "Loan") and granted the Company an option to repurchase these Shares through June 30, 1999. In 1995 and 1996, the Company paid Mr. Speiser an advance equal to the amount of outstanding principal and interest due on the bank loan (the "Advance").

     In 1996, in connection with a contemporaneous rights offering to the Company's stockholders, the Company exercised options on a portion of such 575,000 Shares and a portion of a second group of Shares optioned in 1991 by Mr. Speiser to the Company (together, the "Optioned Shares"). After these transactions, 317,406 Shares remained subject to repurchase by the Company from Mr. Speiser through June 30, 1999.

     The Advance was intended to be repaid on the earliest of (i) the sale of the Optioned Shares; (ii) the Company's exercise of its option to purchase the Optioned Shares; and (iii) the expiration of the option agreements for the Optioned Shares on June 30, 1999. It was intended that Mr. Speiser would be fully reimbursed for all costs he incurred in connection with his purchase of the Optioned Shares which was effected as an accommodation to the Company.

     By letter agreement dated August 25, 1999 between Mr. Speiser and the Company, the Company agreed to cancel Mr. Speiser's outstanding debt owed to the Company due to the Advance in the approximate amount of $249,000 and Mr. Speiser agreed to transfer the 317,046 Shares to the Company. As further consideration, Mr. Speiser waived his first year's retirement pension distribution payable commencing January 1, 2000 in the amount of $300,000.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:     Letter agreement dated August 25, 1999 between Marvin M. Speiser and Health-Chem Corporation.

                                  SCHEDULE 13D

CUSIP NO. 422 174 10 2

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to her is true, complete and correct.



                                             /s/ Laura G. Speiser
                                             -----------------------------------
                                                 Laura G. Speiser


Date:     September 3, 1999

                                  SCHEDULE 13D

CUSIP NO. 422 174 10 2
                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to him is true, complete and correct.



                                             /s/ Marvin M. Speiser
                                             -----------------------------------
                                                 Marvin M. Speiser


Date:     September 3, 1999